Exhibit 99.2.23

OMEGA GERAÇÃO S.A.

Publicly held Company

Corporate Taxpayer Registry (CNPJ) No. 09.149.503/0001-06

NIRE 31.300.093.107 | CVM Code 02342-6

NOTICE TO SHAREHOLDERS

MERGER OF SHARES

Notice regarding Withdrawal of Rights

Belo Horizonte, Brazil - November 1st, 2021 - OMEGA GERAÇÃO S.A. ("Company" or "Omega Geração" - Novo Mercado: OMGE3), informs its shareholders that, at an Extraordinary General Shareholders’ Meeting held on October 28, 2021 (“SGM”), among other matters, the execution of the “Private Instrument of Protocol and Justification for the Merger of Shares of Omega Geração S.A. by Omega Energia S.A.” (“Protocol and Justification”) was approved, as amended, as well as the merger of all shares issued by the Company by Omega Energia SA (“Merger of Shares” and “Omega Energia”).

The approval mentioned herein, pursuant to article 137 of Law 6,404, of December 15, 1976 (“Corporation Law”), gives the dissenting shareholders the right to withdraw from the Company, upon reimbursement of the amount attributed to their shares.

For clarification purposes, dissenting shareholders will be those who: (i) have voted against the approval of the described resolution; (ii) have abstained from voting in relation to the described resolution; or (iii) have not attended the SGM.

Pursuant to article 137, § 1, of the Brazilian Corporation Law, only the dissenting shareholders who are prove to be holders, without interruption, of common shares issued by the Company between September 24, 2021 (inclusively in respect to the negotiations carried out on that date), the date of disclosure of a material fact informing about the execution of the transaction, and the effective date of the Merger of Shares (“Closing Date”), as defined in the Protocol and Justification, may exercise the withdrawal rights. We clarified that the execution of the withdrawal rights must be in respect of, exclusively, the totality of the shares. Therefore, the execution of part of the shares held by the dissenting shareholder is prohibited.

The reimbursement amount to be paid to the dissenting shareholder exercising his withdrawal rights will be BRL 19.562005009804 per share, calculated pursuant to article 45 of the Corporation Law and article 10 of the Company's Bylaws, corresponding to the equity value (valor patrimonial) of the Company's shares on December 31, 2020, disregarding the treasury shares on the date of the Material Fact September 24, 2021, according to the Company's approved financial statements, on December 31, 2020, subject to the terms of article 45, §1 of the Brazilian Corporation Law, with due observation to the possibility of reviewing the reimbursement amount.

The amount of the reimbursed shares will be paid to dissenting shareholders on the Closing Date. If there is a request for a special balance sheet, the requesting shareholder will receive, on the Closing Date, 80% of the reimbursement amount calculated in accordance with the Company's net assets on December 31, 2020, provided that the surplus, if there is any, will be paid within 120 days counted from the Closing Date.

Since the comparative replacement ratio is more attractive for the Company's shareholders than the equity value of the Company's shares, the Company's dissenting shareholders of the resolution that approves the Merger of Shares may opt, in the act to exercise the withdrawal right, to receive, as reimbursement, the amount of BRL 24.221866192866 per share, which corresponds to the book value of the Company's shares adjusted to market prices, disregarding treasury shares, pursuant to article 264, § 3., of the Corporation Law.

The period for exercising the withdrawal rights will be thirty (30) days counted from the publication date of the GSM minute in the Official Gazette of the State of Minas Gerais and in the Commercial Gazette, that is, on November 4th, 2021, extinguishing by statute of limitations the right of withdrawal of the dissenting shareholder who does not exercise it within this period (“Withdrawal Rights Exercise Period”). The payment of the reimbursement amount will be made by the Company within ninety (90) days after the end of the exercising the withdrawal rights period.

Shares held in custody with the B3 Asset Depositary Center

Shareholders whose shares are in custody with the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) Asset Depositary Center, within the aforementioned period, express their interest through custody agents, in sufficient time for the necessary measures, and consult them regarding the documents necessary to exercise the withdrawal rights, subject to the deadlines, rules and operational procedures established by B3.

Shares in a book-entry environment

To exercise the withdrawal rights, shareholders whose shares are registered with Itaú Corretora de Valores S.A. ("Itaú Corretora" or "Bookkeeper") must, in order to receive more information about the applicable procedures and the delivery of the applicable documents, within the aforementioned period, contact the Bookkeeper's Shareholder Service Channel (on weekdays, from 9 am to 6 pm), through the telephone numbers below.

Itaú Corretora Telephones:

3003-9285 (capital and metropolitan regions)

0800-720-9285 (other locations)

4004-4828 3-6-3 options (for account holders)

Documents:

As will be informed by the Bookkeeper's Shareholder Service Channel, the following documents must be delivered to the Bookkeeper:

(i)	Individuals: (a) Identity Card, (b) Individual Taxpayer Registration (CPF), and (c) request letter signed by the dissenting shareholder, with notarized signature, requesting withdrawal, which must contain the shareholder’s personal data, the Company’s name, and the number of common shares that the shareholder wishes to withdraw.

(ii)	Legal Entity: (a) an original and a copy of the Bylaws and election minutes of the current directors or the consolidated articles of incorporation in force, (b) Corporate Taxpayer Registry (CNPJ) card, (c) original Individual Taxpayer Registration (CPF) card and proof of its representatives residence, and (d) request letter signed by the dissenting shareholder, with notarized signature, requesting withdrawal, which must contain the shareholder’s personal data, Company’s name and the number of shares that the shareholder wishes to withdraw.

(iii)	Investment Funds: (a) an original and a copy of the fund’s last consolidated Bylaws, duly registered with the competent body; (b) an original and a copy of the bylaws and minutes of election of the current Directors or the consolidated articles of incorporation in force of the fund’s administrator and/or manager (depending on the person authorized to attend and vote at general meetings related to assets held by the fund); (c) the fund’s and the fund's administrator and/or manager’s Corporate Taxpayer Registry (CNPJ) card; (d) Individual Taxpayer Registration (CPF) and proof of its representatives residence; and (e) request letter signed by the dissenting shareholder, with notarized signature, requesting the withdrawal, which must contain the shareholder’s personal and banking data, the Company’s name, and the number of common shares that the shareholder wishes to withdraw.

Shareholders who are represented by an attorney-in-fact must deliver, in addition to the documents referred to above, the respective notarized power of attorney, which must have been granted less than one (1) year ago to the attorney-in-fact with special powers to exercise the withdrawal rights and the request for a reimbursement.

For shares deposited with the Bookkeeper, only the manifestations of exercise of withdrawal rights received by Itaú Corretora up to the closing date of the Withdrawal Rights Exercise Period will be considered.

Belo Horizonte, November 1st, 2021.

Andrea Sztajn

Director and Investor Relations Officer